Exhibit 3.01

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

STEVEN MADDEN, LTD.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Steven Madden, Ltd., a corporation organized and existing by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.             The name of the Corporation is Steven Madden, Ltd. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 10, 1998.

2.             The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable and in the best interests of the stockholders of the Corporation.

3.             The requisite stockholders of the Corporation have duly approved the proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Certificate of Incorporation of the Corporation as follows:

4.             The first paragraph of Article FOURTH is hereby deleted in its entirety and replaced with the following:

“FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is one hundred forty million (140,000,000) shares, consisting of one hundred thirty-five million (135,000,000) shares of common stock, $0.0001 par value per share, and five million (5,000,000) shares of preferred stock, $0.0001 par value per share.”

[signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its chief executive officer this 24th day of May, 2013.

STEVEN MADDEN, LTD.

By:	/s/ Edward R. Rosenfeld
Name:	Edward R. Rosenfeld
Title:	Chief Executive Officer